Exhibit 99.1

FINANCIAL APPENDIX

Definition of Core Financial Measures, Constant Exchange Rate change, and Free Cash Flow

Core Revenue represents revenue adjusted to exclude significant items unrelated to Takeda’s core operations.

Core Operating Profit represents net profit adjusted to exclude income tax expenses, the share of profit or loss of investments accounted for using the equity method, finance expenses and income, other operating expenses and income, amortization and impairment losses on acquired intangible assets and other items unrelated to Takeda’s core operations, such as non-recurring items, purchase accounting effects and transaction related costs.

Core EPS represents net profit adjusted to exclude the impact of items excluded in the calculation of Core Operating Profit, and other non-operating items (e.g. amongst other items, fair value adjustments and the imputed financial charge related to contingent consideration) that are unusual, non-recurring in nature or unrelated to Takeda’s ongoing operations and the tax effect of each of the adjustments, divided by the average outstanding shares (excluding treasury shares) of the reporting periods presented.

CER (Constant Exchange Rate) change eliminates the effect of foreign exchange rates from year-over-year comparisons by translating Reported or Core results for the current period using corresponding exchange rates in the same period of the previous fiscal year.

We present Free Cash Flow because we believe that this measure is useful to investors as similar measures of liquidity are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. Free Cash Flow is also used by our management to evaluate our liquidity and our cash flows, particularly as they relate to our ability to meet our liquidity requirements and to support our capital allocation policies. We also believe that Free Cash Flow is helpful to investors in understanding how our strategic divestitures of non-core businesses and of portions of our investment portfolio contribute to the cash flows and liquidity available to us.

We define Free Cash Flow as cash flows from operating activities, subtracting acquisition of property, plant and equipment (“PP&E”), intangible assets and investments as well as removing any other cash that is not available to Takeda’s immediate or general business use, and adding proceeds from sales of PP&E, as well as from sales of investments and businesses, net of cash and cash equivalents divested.

The usefulness of Free Cash Flow to investors has significant limitations including, but not limited to, (i) it may not be comparable to similarly titled measures used by other companies, including those in our industry, (ii) it does not reflect the effect of our current and future contractual and other commitments requiring the use or allocation of capital and (iii) the addition of proceeds from sales and redemption of investments and the proceeds from sales of business, net of cash and cash equivalents divested do not reflect cash received from our core ongoing operations. Free Cash Flow should not be considered in isolation and is not, and should not be viewed as, a substitute for cash flows from operating activities or any other measure of liquidity presented in accordance with IFRS. The most directly comparable measure under IFRS for Free Cash Flow is net cash from operating activities.

Definition of EBITDA/Adjusted EBITDA and Net Debt
We present EBITDA and Adjusted EBITDA because we believe that these measures are useful to investors as they are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. We further believe that Adjusted EBITDA is helpful to investors in identifying trends in its business that could otherwise be obscured by certain items unrelated to ongoing operations because they are highly variable, difficult to predict, may substantially impact our results of operations and may limit the ability to evaluate our performance from one period to another on a consistent basis.
EBITDA and Adjusted EBITDA should not be considered in isolation or construed as alternatives to operating income, net profit for the year or any other measure of performance presented in accordance with IFRS. These non-IFRS measures may not be comparable to similarly-titled measures presented by other companies.
The usefulness of EBITDA and Adjusted EBITDA to investors has limitations including, but not limited to, (i) they may not be comparable to similarly titled measures used by other companies, including those in our industry, (ii) they exclude financial information and events, such as the effects of an acquisition or amortization of intangible assets, that some may consider important in evaluating our performance, value or prospects for the future, (iii) they exclude items or types of items that may continue to occur from period to period in the future and (iv) they may not exclude all items which investors may consider to be unrelated to our long-term operations. These non-IFRS measures are not, and should not be viewed as, substitutes for IFRS reported net income (loss). We encourage investors to review our historical financial statements in their entirety and caution investors to IFRS measures as the primary means of evaluating our performance, value and prospects for the future, and EBITDA and Adjusted EBITDA as supplemental measures.
We define EBITDA as consolidated net profit before income tax expenses, depreciation and amortization and net interest expense. We define Adjusted EBITDA as EBITDA further adjusted to exclude impairment losses, other operating income and expenses (excluding depreciation and amortization), finance income and expenses (excluding net interest expense), our share of loss from investments accounted for under the equity method and other items that management believes are unrelated to our core operations such as purchase accounting effects and transaction related costs.
The most closely comparable measure presented in accordance with IFRS is net profit for the period. Please refer to Net Profit to Adjusted EBITDA Bridge for a reconciliation to the respective most closely comparable measures presented in accordance with IFRS.
We present Net Debt because we believe that it is useful to investors in that our management uses it to monitor and evaluate our indebtedness, net of cash and cash equivalents, and, in conjunction with Adjusted EBITDA, to monitor our leverage. We also believe that similar measures of indebtedness are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry.
We define Net Debt first by calculating the sum of the current and non-current portions of bonds and loans as shown on our consolidated statement of financial position, which is then adjusted to reflect (i) the use of prior 12-month average exchange rates for non-JPY debt outstanding at the beginning of the period and the use of relevant spot rates for new non-JPY debt incurred and existing non-JPY debt redeemed during the reporting period, which reflects the methodology our management uses to monitor our leverage, and (ii) a 50% equity credit applied to our aggregate principal amount of 500.0 billion hybrid (subordinated) bonds issued in June 2019 by S&P Global Rating Japan in recognition of the equity-like features of those bonds pursuant to such agency’s ratings methodology. From this figure, we deduct cash and cash equivalents, excluding cash that is temporarily held by Takeda on behalf of third parties related to vaccine operations and the trade receivables sales program, to calculate Net Debt.
The usefulness of Net Debt to investors has significant limitations including, but not limited to, (i) it may not be comparable to similarly titled measures used by other companies, including those in our industry, (ii) it does not reflect the amounts of interest payments to be paid on our indebtedness, (iii) it does not reflect any restrictions on our ability to prepay or redeem any of our indebtedness, (iv) it does not reflect any fees, costs or other expenses that we may incur in converting cash equivalents to cash, in converting cash from one currency into another or in moving cash within our consolidated group, (v) it applies to gross debt an adjustment for average foreign exchange rates which, although consistent with our financing agreements, does not reflect the actual rates at which we would be able to convert one currency into another and (vi) it reflects an equity credit due to the fact that the amounts of our subordinated bonds, although we believe it to be reasonable, do not affect the status of those instruments as indebtedness. Net Debt should not be considered in isolation and are not, and should not be viewed as, a substitute for bonds and loans or any other measure of indebtedness presented in accordance with IFRS.
The most directly comparable measures under IFRS for Net Debt is bonds and loans. Please refer to Net Debt to Adjusted EBITDA for a reconciliation to this measure.

FY2022 Reported Results with Actual and CER % Change

(Billion JPY)	FY2021	FY2022	vs. PY
				ACTUAL % CHANGE	CER % CHANGE*1
Revenue	3,569.0	4,027.5	458.5	12.8%	(0.8)%
Cost of sales	(1,106.8)	(1,244.1)	(137.2)	(12.4)%	0.1%
Gross profit	2,462.2	2,783.4	321.2	13.0%	(1.1)%
Margin	69.0%	69.1%		0.1 pp	(0.2) pp
SG&A expenses	(886.4)	(997.3)	(110.9)	(12.5)%	0.9%
R&D expenses	(526.1)	(633.3)	(107.2)	(20.4)%	(3.5)%
Amortization of intangible assets associated with products	(418.8)	(485.1)	(66.3)	(15.8)%	2.0%
Impairment losses on intangible assets associated with products	(54.1)	(57.3)	(3.2)	(5.9)%	12.7%
Other operating income	43.1	25.4	(17.7)	(41.0)%	(44.2)%
Other operating expenses	(159.1)	(145.2)	13.8	8.7%	21.1%
Operating profit	460.8	490.5	29.7	6.4%	(1.8)%
Margin	12.9%	12.2%		(0.7) pp	(0.1) pp
Finance income	23.7	62.9	39.2	165.5%	144.6%
Finance expenses	(166.6)	(169.7)	(3.1)	(1.9)%	4.2%
Share of profit (loss) of investments accounted for using the equity method	(15.4)	(8.6)	6.7	43.8%	50.6%
Profit before tax	302.6	375.1	72.5	24.0%	13.4%
Income tax expenses	(72.4)	(58.1)	14.4	19.8%	18.0%
Net profit for the year	230.2	317.0	86.9	37.7%	23.3%
Non-controlling interests	(0.1)	(0.0)	0.1	80.1%	83.9%
Net profit attributable to owners of the Company	230.1	317.0	87.0	37.8%	23.4%
Basic EPS (yen)	147.14	204.29	57.15	38.8%	24.3%

*1 Please refer to A-1 Definition of Core Financial Measures, Constant Exchange Rate change, and Free Cash Flow, for the definition.

Note: % change versus prior year is presented as positive when favorable to profits, and negative when unfavorable to profits.

FY2022 Q4 (Jan-Mar) Reported Results with Actual and CER % Change

(Billion JPY)	FY2021 Q4 (Jan-Mar)	FY2022 Q4 (Jan-Mar)	vs. PY
				ACTUAL % CHANGE	CER % CHANGE*1
Revenue	873.3	956.2	82.9	9.5%	(1.2)%
Cost of sales	(308.4)	(309.8)	(1.4)	(0.5)%	8.9%
Gross profit	564.9	646.4	81.5	14.4%	3.1%
Margin	64.7%	67.6%		2.9 pp	2.8 pp
SG&A expenses	(223.4)	(254.8)	(31.4)	(14.0)%	(3.1)%
R&D expenses	(143.6)	(160.9)	(17.3)	(12.1)%	0.3%
Amortization of intangible assets associated with products	(109.7)	(114.5)	(4.8)	(4.3)%	8.7%
Impairment losses on intangible assets associated with products	(39.5)	(18.7)	20.8	52.7%	58.7%
Other operating income	8.9	8.7	(0.1)	(1.2)%	(4.8)%
Other operating expenses	(59.0)	(17.6)	41.4	70.2%	71.4%
Operating profit	(1.6)	88.6	90.2	―	―
Margin	(0.2)%	9.3%		9.4 pp	9.9 pp
Finance income	20.0	14.0	(6.0)	(30.0)%	(28.9)%
Finance expenses	(62.3)	(49.2)	13.2	21.1%	24.4%
Share of profit (loss) of investments accounted for using the equity method	(10.1)	(5.5)	4.6	45.6%	46.7%
Profit before tax	(54.0)	47.9	102.0	―	―
Income tax expenses	42.7	(16.8)	(59.5)	―	―
Net profit for the period	(11.4)	31.1	42.5	―	―
Non-controlling interests	0.0	(0.0)	(0.0)	―	―
Net profit attributable to owners of the Company	(11.4)	31.1	42.5	―	―
Basic EPS (yen)	(7.31)	20.03	27.34	―	―

*1 Please refer to A-1 Definition of Core Financial Measures, Constant Exchange Rate change, and Free Cash Flow, for the definition.

Note: % change versus prior year is presented as positive when favorable to profits, and negative when unfavorable to profits.

FY2022 Core Results with Actual and CER % Change

(Billion JPY)	FY2021	FY2022	vs. PY
				ACTUAL % CHANGE	CER % CHANGE*1
Revenue	3,420.5	4,027.5	606.9	17.7%	3.5%
Cost of sales	(1,060.6)	(1,208.4)	(147.8)	(13.9)%	(1.4)%
Gross profit	2,359.9	2,819.1	459.2	19.5%	4.5%
Margin	69.0%	70.0%		1.0 pp	0.6 pp
SG&A expenses	(880.2)	(997.3)	(117.1)	(13.3)%	0.2%
R&D expenses	(524.5)	(633.4)	(108.9)	(20.8)%	(3.8)%
Operating profit	955.2	1,188.4	233.2	24.4%	9.1%
Margin	27.9%	29.5%		1.6 pp	1.5 pp
Finance income	2.6	16.9	14.3	554.3%	486.3%
Finance expenses	(124.4)	(143.5)	(19.0)	(15.3)%	(4.7)%
Share of profit (loss) of investments accounted for using the equity method	3.7	0.2	(3.5)	(95.1)%	(85.8)%
Profit before tax	837.0	1,062.0	224.9	26.9%	10.9%
Income tax expenses	(173.2)	(195.6)	(22.4)	(12.9)%	(2.4)%
Net profit for the year	663.8	866.4	202.6	30.5%	13.1%
Non-controlling interests	(0.1)	(0.0)	0.1	80.1%	83.9%
Net profit attributable to owners of the Company	663.7	866.4	202.6	30.5%	13.1%
Basic EPS (yen)	425	558	134	31.5%	13.9%

*1 Please refer to A-1 Definition of Core Financial Measures, Constant Exchange Rate change, and Free Cash Flow, for the definition.

Note: % change versus prior year is presented as positive when favorable to profits, and negative when unfavorable to profits.

FY2022 Q4 (Jan-Mar) Core Results with Actual and CER % Change

(Billion JPY)	FY2021 Q4 (Jan-Mar)	FY2022 Q4 (Jan-Mar)	vs. PY
				ACTUAL % CHANGE	CER % CHANGE*1
Revenue	857.9	956.2	98.3	11.5%	0.6%
Cost of sales	(295.9)	(306.7)	(10.8)	(3.7)%	6.0%
Gross profit	561.9	649.4	87.5	15.6%	4.1%
Margin	65.5%	67.9%		2.4 pp	2.3 pp
SG&A expenses	(221.1)	(254.4)	(33.3)	(15.1)%	(4.0)%
R&D expenses	(143.6)	(161.3)	(17.7)	(12.3)%	0.1%
Operating profit	197.3	233.7	36.5	18.5%	7.2%
Margin	23.0%	24.4%		1.4 pp	1.5 pp
Finance income	22.9	13.3	(9.5)	(41.7)%	(38.1)%
Finance expenses	(55.7)	(34.9)	20.8	37.4%	49.2%
Share of profit (loss) of investments accounted for using the equity method	(0.1)	(2.3)	(2.2)	(3,763.0)%	(3,466.8)%
Profit before tax	164.4	209.9	45.5	27.7%	18.7%
Income tax expenses	(22.1)	(50.6)	(28.5)	(129.2)%	(122.5)%
Net profit for the period	142.3	159.2	17.0	11.9%	2.6%
Non-controlling interests	0.0	(0.0)	(0.0)	―	―
Net profit attributable to owners of the Company	142.3	159.2	16.9	11.9%	2.6%
Basic EPS (yen)	92	102	11	11.9%	2.5%

*1 Please refer to A-1 Definition of Core Financial Measures, Constant Exchange Rate change, and Free Cash Flow, for the definition.

Note: % change versus prior year is presented as positive when favorable to profits, and negative when unfavorable to profits.

FY2022 Reconciliation from Reported to Core

(Billion JPY)	REPORTED	REPORTED TO CORE ADJUSTMENTS				CORE
		Amortization of intangible assets	Impairment of intangible assets	Other operating income/ expenses	Others
Revenue	4,027.5					4,027.5
Cost of sales	(1,244.1)				35.7	(1,208.4)
Gross profit	2,783.4				35.7	2,819.1
SG&A expenses	(997.3)				(0.0)	(997.3)
R&D expenses	(633.3)				(0.0)	(633.4)
Amortization of intangible assets associated with products	(485.1)	485.1				—
Impairment losses on intangible assets associated with products	(57.3)		57.3			—
Other operating income	25.4			(25.4)		—
Other operating expenses	(145.2)			145.2		—
Operating profit	490.5	485.1	57.3	119.8	35.6	1,188.4
Margin	12.2%					29.5%
Finance income and (expenses), net	(106.8)				(19.8)	(126.6)
Share of profit (loss) of investments accounted for using the equity method	(8.6)				8.8	0.2
Profit before tax	375.1	485.1	57.3	119.8	24.6	1,062.0
Tax expenses	(58.1)	(103.5)	(12.5)	(25.5)	3.9	(195.6)
Non-controlling interests	(0.0)					(0.0)
Net profit attributable to owners of the Company	317.0	381.6	44.9	94.4	28.5	866.4
EPS (yen)	204					558
Number of shares (millions)	1,552					1,552

FY2022 Q4 (Jan-Mar) Reconciliation from Reported to Core

(Billion JPY)	REPORTED	REPORTED TO CORE ADJUSTMENTS				CORE
		Amortization of intangible assets	Impairment of intangible assets	Other operating income/ expenses	Others
Revenue	956.2					956.2
Cost of sales	(309.8)				3.0	(306.7)
Gross profit	646.4				3.0	649.4
SG&A expenses	(254.8)				0.4	(254.4)
R&D expenses	(160.9)				(0.3)	(161.3)
Amortization of intangible assets associated with products	(114.5)	114.5				—
Impairment losses on intangible assets associated with products	(18.7)		18.7			—
Other operating income	8.7			(8.7)		—
Other operating expenses	(17.6)			17.6		—
Operating profit	88.6	114.5	18.7	8.9	3.1	233.7
Margin	9.3%					24.4%
Finance income and (expenses), net	(35.2)				13.6	(21.5)
Share of profit (loss) of investments accounted for using the equity method	(5.5)				3.2	(2.3)
Profit before tax	47.9	114.5	18.7	8.9	19.9	209.9
Tax expenses	(16.8)	(24.1)	(4.3)	(1.4)	(4.1)	(50.6)
Non-controlling interests	(0.0)					(0.0)
Net profit attributable to owners of the Company	31.1	90.4	14.5	7.5	15.8	159.2
EPS (yen)	20					102
Number of shares (millions)	1,555					1,555

FY2021 Reconciliation from Reported to Core

(Billion JPY)	REPORTED	REPORTED TO CORE ADJUSTMENTS							CORE
		Amortization of intangible assets	Impairment of intangible assets	Other operating income/ expenses	Sale of Japan diabetes portfolio	Irish Tax Assessment *1	TEVA JV related accounting adjustments	Others
Revenue	3,569.0				(133.0)		(0.8)	(14.6)	3,420.5
Cost of sales	(1,106.8)				0.6			45.6	(1,060.6)
Gross profit	2,462.2				(132.4)		(0.8)	31.0	2,359.9
SG&A expenses	(886.4)				1.0			5.1	(880.2)
R&D expenses	(526.1)							1.6	(524.5)
Amortization of intangible assets associated with products	(418.8)	418.8							—
Impairment losses on intangible assets associated with products	(54.1)		54.1						—
Other operating income	43.1			(41.7)			(1.4)		—
Other operating expenses	(159.1)			159.1					—
Operating profit	460.8	418.8	54.1	117.4	(131.4)		(2.2)	37.7	955.2
Margin	12.9%								27.9%
Finance income and (expenses), net	(142.9)							21.0	(121.9)
Share of profit (loss) of investments accounted for using the equity method	(15.4)						7.3	11.8	3.7
Profit before tax	302.6	418.8	54.1	117.4	(131.4)		5.1	70.5	837.0
Tax expenses	(72.4)	(89.7)	(15.2)	(26.1)	40.2	65.4	(1.6)	(73.8)	(173.2)
Non-controlling interests	(0.1)								(0.1)
Net profit attributable to owners of the Company	230.1	329.1	38.9	91.2	(91.2)	65.4	3.5	(3.2)	663.7
EPS (yen)	147								425
Number of shares (millions)	1,564								1,564

*1 Tax charges of 65.4 billion JPY arising from the tax assessment involving Irish taxation of the break fee Shire received from AbbVie in connection with the terminated offer to acquire Shire made by AbbVie in 2014, net of 0.5 billion JPY of associated tax benefit.

FY2021 Q4 (Jan-Mar) Reconciliation from Reported to Core

(Billion JPY)	REPORTED	REPORTED TO CORE ADJUSTMENTS							CORE
		Amortization of intangible assets	Impairment of intangible assets	Other operating income/ expenses	Sale of Japan diabetes portfolio	Irish Tax Assessment *1	TEVA JV related accounting adjustments	Others
Revenue	873.3						(0.8)	(14.6)	857.9
Cost of sales	(308.4)							12.5	(295.9)
Gross profit	564.9						(0.8)	(2.1)	561.9
SG&A expenses	(223.4)							2.3	(221.1)
R&D expenses	(143.6)							0.0	(143.6)
Amortization of intangible assets associated with products	(109.7)	109.7							—
Impairment losses on intangible assets associated with products	(39.5)		39.5						—
Other operating income	8.9			(8.5)			(0.3)		—
Other operating expenses	(59.0)			59.0					—
Operating profit	(1.6)	109.7	39.5	50.5			(1.1)	0.2	197.3
Margin	(0.2)%								23.0%
Finance income and (expenses), net	(42.3)							9.5	(32.8)
Share of profit (loss) of investments accounted for using the equity method	(10.1)						0.7	9.4	(0.1)
Profit before tax	(54.0)	109.7	39.5	50.5			(0.5)	19.1	164.4
Tax expenses	42.7	(20.8)	(11.6)	(8.6)		0.8	0.1	(24.6)	(22.1)
Non-controlling interests	0.0								0.0
Net profit attributable to owners of the Company	(11.4)	88.9	28.0	41.9		0.8	(0.3)	(5.6)	142.3
EPS (yen)	(7)								92
Number of shares (millions)	1,554								1,554

*1 Interest on tax charges arising from the tax assessment involving Irish taxation of the break fee Shire received from AbbVie in connection with the terminated offer to acquire Shire made by AbbVie in 2014.

Free Cash Flow

(Billion JPY)	FY2021	FY2022	Change versus the previous year
Net profit	230.2	317.0	86.9	37.7%
Depreciation, amortization and impairment loss	637.7	728.8	91.1
Decrease (increase) in trade working capital	206.3	(88.8)	(295.1)
Income taxes paid	(147.7)	(198.4)	(50.7)
Tax refunds and interest on tax refunds received	7.3	12.5	5.2
Other	189.4	206.1	16.7
Net cash from operating activities	1,123.1	977.2	(145.9)	(13.0)%
Adjustment for cash temporarily held by Takeda on behalf of third parties*1	(32.0)	81.7	113.7
Acquisition of PP&E	(123.3)	(140.7)	(17.4)
Proceeds from sales of PP&E	1.8	1.0	(0.9)
Acquisition of intangible assets	(62.8)	(493.0)	(430.2)
Acquisition of investments	(8.3)	(10.2)	(1.8)
Proceeds from sales and redemption of investments	16.9	22.3	5.3
Proceeds from sales of business, net of cash and cash equivalents divested	28.2	8.0	(20.2)
Free Cash Flow	943.7	446.2	(497.5)	(52.7)%
Upfront payment related to the acquisition of TAK-279*2	—	391.1	391.1
Free Cash Flow excluding upfront payment related to the acquisition of TAK-279	943.7	837.3	(106.3)	(11.3)%

*1 Adjustment refers to changes in cash balance that is temporarily held by Takeda on behalf of third parties related to vaccine operations and the trade receivables sales program.
*2 This represents the portion of the 4.0 billion USD upfront payment related to the acquisition of TAK-279 paid in February 2023 (such portion totaling 3.0 billion USD), converted to JPY using the Japanese yen – U.S. dollar exchange rate of 130.38 applied to this transaction in the consolidated statements of cash flows. This payment is mainly included in the net cash used in investing activities as Acquisition of intangible assets in the consolidated statements of cash flow.

FY2022 Net Debt to Adjusted EBITDA

NET DEBT/ADJUSTED EBITDA RATIO			NET INCREASE (DECREASE) IN CASH
(Billion JPY)	FY2022		(Billion JPY)	FY2021	FY2022	Change versus the previous year
Cash and cash equivalents*1	407.7		Net cash from operating activities	1,123.1	977.2	(145.9)	(13.0)%
Book value debt on consolidated statements of financial position	(4,382.3)		Acquisition of PP&E	(123.3)	(140.7)
Hybrid bond 50% equity credit	250.0		Proceeds from sales of PP&E	1.8	1.0
FX adjustment*2	8.5		Acquisition of intangible assets	(62.8)	(493.0)
Gross debt*3	(4,123.9)		Acquisition of investments	(8.3)	(10.2)
Net cash (debt)	(3,716.1)		Proceeds from sales and redemption of investments	16.9	22.3
			Acquisition of business, net of cash and cash equivalents acquired	(49.7)	—
Upfront payment related to the acquisition of TAK-279*4	400.4		Proceeds from sales of business, net of cash and cash equivalents divested	28.2	8.0
Net cash (debt) excluding upfront payment related to the acquisition of TAK-279	(3,315.7)		Net decrease in short-term loans and commercial papers	(0.0)	40.0
			Proceeds from long-term loans	—	75.0
			Repayment of long-term loans	(414.1)	(75.2)
Net debt/Adjusted EBITDA ratio	2.6	x	Proceeds from issuance of bonds	249.3	—
Net debt/Adjusted EBITDA ratio excluding upfront payment related to the acquisition of TAK-279	2.3	x	Repayment of bonds	(396.0)	(281.5)
			Purchase of treasury shares	(77.5)	(26.9)
			Interest paid	(108.2)	(108.6)
Adjusted EBITDA	1,421.8		Dividends paid	(283.7)	(279.4)
			Others	(41.1)	(47.0)
			Net increase (decrease) in cash	(145.3)	(339.1)	(193.8)	(133.4)%

*1 Includes short-term investments which mature or become due within one year from the reporting date and excludes cash temporarily held by Takeda on behalf of third parties related to vaccine operations and the trade receivables sales program.

*2 FX adjustment refers to change from month-end rate to average rate used for non-JPY debt calculation outstanding at the beginning of the period to match with adjusted EBITDA (which is calculated based on average rates). New non-JPY debt incurred and existing non-JPY debt redeemed during the reporting period are translated to JPY at relevant spot rates as of the relevant date.

*3 Bonds and loans of current and non-current liabilities. 250.0 billion JPY reduction in debt due to 500.0 billion JPY hybrid bond issuance in June 2019, given that the hybrid bond qualifies for 50% equity credit for leverage purposes. Includes non-cash adjustments related to debt amortization and FX impact.

*4 This represents the portion of the 4.0 billion USD upfront payment related to the acquisition of TAK-279 paid in February 2023 (such portion totaling 3.0 billion USD), converted to JPY using the Japanese yen – U.S. dollar exchange rate of 133.48, which is applicable to translation of foreign currency denominated cash as of March 31, 2023.

FY2021 Net Debt to Adjusted EBITDA

NET DEBT/ADJUSTED EBITDA RATIO			NET INCREASE (DECREASE) IN CASH
(Billion JPY)	FY2021		(Billion JPY)	FY2020	FY2021	vs. PY
Cash and cash equivalents*1	642.2		Net cash from operating activities	1,010.9	1,123.1	112.2	11.1%
Book value debt on consolidated statements of financial position	(4,345.4)		Acquisition of PP&E	(111.2)	(123.3)
Hybrid bond 50% equity credit	250.0		Proceeds from sales of PP&E	46.5	1.8
FX adjustment*2	219.4		Acquisition of intangible assets	(125.3)	(62.8)
Gross debt*3	(3,876.0)		Acquisition of investments	(12.6)	(8.3)
Net cash (debt)	(3,233.8)		Proceeds from sales and redemption of investments	74.6	16.9
			Acquisition of business, net of cash and cash equivalents acquired	—	(49.7)
Net debt/Adjusted EBITDA ratio	2.8	x	Proceeds from sales of business, net of cash and cash equivalents divested	530.4	28.2
			Net increase (decrease) in short-term loans and commercial papers	(149.0)	(0.0)
Adjusted EBITDA	1,168.0		Repayment of long-term loans	(792.5)	(414.1)
			Proceeds from issuance of bonds	1,179.5	249.3
			Repayment of bonds	(859.2)	(396.0)
			Purchase of treasury shares	(2.1)	(77.5)
			Interest paid	(107.3)	(108.2)
			Dividends paid	(283.4)	(283.7)
			Others	(83.1)	(41.1)
			Net increase (decrease) in cash	316.1	(145.3)	(461.4)	－

*1 Includes short-term investments which mature or become due within one year from the reporting date and excludes cash temporarily held by Takeda on behalf of third parties related to vaccine operations and the trade receivables sales program.
*2 FX adjustment refers to change from month-end rate to average rate used for non-JPY debt calculation outstanding at the beginning of the period to match with adjusted EBITDA (which is calculated based on average rates). New non-JPY debt incurred and existing non-JPY debt redeemed during the reporting period are translated to JPY at relevant spot rates as of the relevant date.
*3 Bonds and loans of current and non-current liabilities. 250.0 billion JPY reduction in debt due to 500.0 billion JPY hybrid bond issuance in June 2019, given that the hybrid bond qualifies for 50% equity credit for leverage purposes. Includes non-cash adjustments related to debt amortization and FX impact.

FY2022 and FY2021 Net Profit to Adjusted EBITDA Bridge

(Billion JPY)	FY2021	FY2022	Change versus the previous year
Net profit	230.2	317.0	86.9	37.7%
Income tax expenses	72.4	58.1
Depreciation and amortization	583.2	664.4
Interest expense, net	117.8	111.5
EBITDA	1,003.6	1,151.0	147.4	14.7%
Impairment losses	54.5	64.4
Other operating expense (income), net, excluding depreciation and amortization and other miscellaneous expenses (non-cash item)	106.3	109.0
Finance expense (income), net, excluding interest income and expense, net	25.1	(4.7)
Share of loss on investments accounted for under the equity method	15.4	8.6
Other adjustments:	(30.2)	93.5
Non-core expense related to COVID-19	10.4	9.9
Sales of Japan diabetes portfolio and other non-core product divestitures	(144.8)	—
Impact on profit related to fair value step up of inventory in Shire acquisition	31.9	24.9
Other costs*1	72.4	58.7
EBITDA from divested products*2	(6.6)	—
Adjusted EBITDA	1,168.0	1,421.8	253.8	21.7%

*1 Includes adjustments for non-cash equity-based compensation expense and other one time non-cash expense.
*2 Represents adjustments for EBITDA from divested products which are removed as part of Adjusted EBITDA

CAPEX, Depreciation and Amortization and Impairment Losses

(Billion JPY)	FY2021	FY2022	vs. PY		FY2023 Forecast
Capital expenditures*1	186.0	633.7	447.7	240.6%	480.0 - 530.0*3
Tangible assets	123.3	140.7	17.4	14.1%
Intangible assets	62.8	493.0	430.2	685.3%
*1 Cash flow base

Depreciation and amortization	583.2	664.4	81.2	13.9%	650.0
Depreciation of tangible assets*2 (A)	135.8	153.7	18.0	13.2%
Amortization of intangible assets (B)	447.4	510.7	63.3	14.1%
Of which Amortization associated with products (C)	418.8	485.1	66.3	15.8%	480.0
Of which Amortization excluding intangible assets associated with products (D)	28.6	25.6	(3.0)	(10.5)%
*2 Including depreciation of investment properties

Depreciation and amortization (excluding intangible assets associated with products) (A)+(D)	164.4	179.3	14.9	9.1%	170.0

Impairment losses	54.5	64.4	9.9	18.1%
Impairment losses associated with products	54.1	57.3	3.2	5.9%	50.0

Amortization and impairment losses on intangible assets associated with products	472.9	542.4	69.5	14.7%	530.0
*3 FY2023 Forecast reflects approximately 180.0 billion JPY of expenditures related to the acquisition of TAK-279 from Nimbus (1.0 billion USD) and in-licensing of fruquintinib from HUTCHMED (400 million USD). The 1.0 billion USD payment related to the acquisition of TAK-279 represents the portion of the 4.0 billion USD upfront payment paid in April 2023 (0.9 billion USD), and scheduled to be paid in August 2023 (0.1 billion USD).

FY2022 Results vs. Forecast (Oct. 2022)

(BN JPY)		FY2022 Forecast (October 27, 2022)	FY2022 Actual	vs. Forecast		Variances

REPORTED	Revenue	3,930.0	4,027.5	97.5	2.5%	Business momentum and FX benefit
	R&D expenses	(620.0)	(633.3)	(13.3)	(2.1)%	Mainly due to FX
	Amortization of intangible assets associated with products	(480.0)	(485.1)	(5.1)	(1.1)%	Mainly due to FX
	Impairment losses on intangible assets associated with products	(50.0)	(57.3)	(7.3)	(14.7)%	FX impact, plus termination of early-stage partnered programs (e.g. TAK-018, TAK-954)
	Other operating income	13.0	25.4	12.4	95.6%	FY2022 Actual includes liability release related to SHP647 and accelerated realization of deferred income
	Other operating expenses	(100.0)	(145.2)	(45.2)	(45.2)%	FY2022 Actual includes restructuring costs and higher than anticipated pre-launch inventory
	Operating profit	530.0	490.5	(39.5)	(7.5)%
	Finance income (expenses), net	(105.0)	(106.8)	(1.8)	(1.7)%
	Profit before tax	426.0	375.1	(50.9)	(12.0)%	FY2022 Actual includes (8.6) BN JPY equity method loss, mainly due to JV impairment
	Net profit attributable to owners of the Company	307.0	317.0	10.0	3.3%	Lower than anticipated tax rate due to recognition of previously unrecognized tax losses
	Basic EPS (yen)	198	204	6	3.3%

	Core Revenue*1	3,930.0	4,027.5	97.5	2.5%	Business momentum and FX benefit
	Core Operating Profit*1	1,180.0	1,188.4	8.4	0.7%	Business momentum and FX benefit
	Core EPS (yen)	525	558	33	6.4%	Lower than anticipated tax rate due to recognition of previously unrecognized tax losses

	Free cash flow	650.0 to 750.0	446.2			FY2022 Actual includes the 3.0 billion USD portion of the 4.0 billion USD upfront payment related to the acquisition of TAK-279 paid in February 2023.
	CAPEX (cash flow base)	(260.0) to (310.0)	(633.7)
	Depreciation and amortization (excl. intangible assets associated with products)	(160.0)	(179.3)	(19.3)	(12.1)%	Mainly due to FX
	Cash tax rate on adjusted EBITDA (excl. divestitures)	mid-teen %	~13%

	USD/JPY (yen)	132	135	2	1.9%
	EUR/JPY (yen)	138	141	2	1.7%
*1 Please refer to A-1 Definition of Core Financial Measures, Constant Exchange Rate change, and Free Cash Flow, for the definition and A-7 FY2022 Reconciliation from Reported to Core, for reconciliation.

FY2023 Detailed Forecast

(BN JPY)		FY2022 Actual	FY2023 Forecast (May 11, 2023)	vs. PY		Variances

REPORTED	Revenue	4,027.5	3,840.0	(187.5)	(4.7)%	Growth & Launch Products momentum largely offsetting LOE impact (e.g. VYVANSE, AZILVA), with additional headwinds from lower coronavirus vaccines revenue and FX
	R&D expenses	(633.3)	(643.0)	(9.7)	(1.5)%	Increase would be (4.0%) vs. PY on a CER basis
	Amortization of intangible assets associated with products	(485.1)	(480.0)	5.1	1.1%
	Impairment losses on intangible assets associated with products	(57.3)	(50.0)	7.3	12.8%
	Other operating income	25.4	14.0	(11.4)	(44.9)%	Fewer one-time gains anticipated in FY2023
	Other operating expenses	(145.2)	(150.0)	(4.8)	(3.3)%	Includes expectations for higher restructuring costs and additional pre-launch inventory
	Operating profit	490.5	349.0	(141.5)	(28.8)%
	Finance income (expenses), net	(106.8)	(165.0)	(58.2)	(54.5)%	Lower financial income due to one-time revaluation gains booked in FY2022
	Profit before tax	375.1	185.0	(190.1)	(50.7)%
	Net profit attributable to owners of the Company	317.0	142.0	(175.0)	(55.2)%
	Basic EPS (yen)	204	91	(114)	(55.6)%

	Core Revenue*1	4,027.5	3,840.0	(187.5)	(4.7)%	Growth & Launch Products momentum largely offsetting LOE impact (e.g. VYVANSE, AZILVA), with additional headwinds from lower coronavirus vaccines revenue and FX
	Core Operating Profit*1	1,188.4	1,015.0	(173.4)	(14.6)%
	Core EPS (yen)	558	434	(124)	(22.2)%	Normalization of core tax rate following tax benefit in FY2022

	Free cash flow	446.2	400.0 to 500.0			FY2023 Forecast reflects approximately 180.0 BN JPY of expenditures related to the acquisition of TAK-279 from Nimbus (1.0 BN USD) and in-licensing of fruquintinib from HUTCHMED (400 MM USD).
	CAPEX (cash flow base)	(633.7)	(480.0) to (530.0)
	Depreciation and amortization (excl. intangible assets associated with products)	(179.3)	(170.0)	9.3	5.2%
	Cash tax rate on adjusted EBITDA (excl. divestitures)	~13%	Mid-to-high teen %

	USD/JPY (yen)	135	131	(4)	(2.9)%
	EUR/JPY (yen)	141	141	0	0.3%
*1 Please refer to A-1 Definition of Core Financial Measures, Constant Exchange Rate change, and Free Cash Flow, for the definition and A-18 FY2023 Reconciliation from Reported Operating Profit to Core Operating Profit Forecast, for reconciliation.

FY2023 Reconciliation from Reported Operating Profit to Core Operating Profit Forecast

(Billion JPY)	REPORTED	REPORTED TO CORE ADJUSTMENTS			CORE
		Amortization of intangible assets	Impairment of intangible assets	Other operating income (expenses)
Revenue	3,840.0				3,840.0
Cost of sales
Gross Profit
SG&A and R&D expenses
Amortization of intangible assets associated with products	(480.0)	480.0			—
Impairment losses on intangible assets associated with products	(50.0)		50.0		—
Other operating income	14.0			(14.0)	—
Other operating expenses	(150.0)			150.0	—
Operating profit	349.0	480.0	50.0	136.0	1,015.0

FX Rates and FY2023 Currency Sensitivity

Average Exchange Rates vs. JPY				Impact of depreciation of yen from April 2023 to March 2024 (100 million JPY)
	FY2021 Actual (Apr-Mar)	FY2022 Actual (Apr-Mar)	FY2023 Assumption (Apr-Mar)		Revenue (IFRS)	Operating Profit (IFRS)	Net Profit (IFRS)	Core Operating Profit (non-IFRS)
USD	112	135	131	1% depreciation	195.9	17.0	6.7	61.5
				1 yen depreciation	149.6	13.0	5.1	47.0
EUR	131	141	141	1% depreciation	53.5	(39.1)	(31.6)	(30.1)
				1 yen depreciation	37.9	(27.8)	(22.4)	(21.3)
RUB	1.5	2.1	1.9	1% depreciation	5.6	3.2	2.5	3.8
CNY	17.5	19.7	19.5		18.8	11.1	8.5	11.1
BRL	20.9	26.3	25.9		10.0	6.3	4.9	6.4

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Financial Information and Certain Non-IFRS Financial Measures
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This report and materials distributed in connection with this report include certain financial measures not presented in accordance with IFRS, such as Core Revenue, Core Operating Profit, Core Net Profit, Core EPS, Constant Exchange Rate (“CER”) change, Net Debt, EBITDA, Adjusted EBITDA and Free Cash Flow. Takeda’s management evaluates results and makes operating and investment decisions using both IFRS and non-IFRS measures included in this presentation. These non-IFRS measures exclude certain income, cost and cash flow items which are included in, or are calculated differently from, the most closely comparable measures presented in accordance with IFRS. By including these non-IFRS measures, management intends to provide investors with additional information to further analyze Takeda’s performance and core results, including when controlling for the effect of fluctuations in exchange rates. Takeda’s non-IFRS measures are not prepared in accordance with IFRS and such non-IFRS measures should be considered a supplement to, and not a substitute for, measures prepared in accordance with IFRS (which we sometimes refer to as “reported” measures). Investors are encouraged to review the definitions and reconciliations of non-IFRS financial measures to their most directly comparable IFRS measures.

Medical information
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